Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
ThredUp Inc.:
We consent to the use of our report included herein and to the reference to our firm under the heading “Experts” in the prospectus.
Our report refers to a change in the Company’s method of accounting for leases due to the adoption of Financial Accounting Standards Board Accounting Standards Codification 842, Leases, effective January 1, 2020.
/s/ KPMG LLP
San Francisco, California
March 3, 2021